UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the results of its 2019 Annual General Meeting of Shareholders of the Company held on December 23, 2019. At the 2019 Annual General Meeting (the “Annual Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy Statement for the Annual Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 19, 2019 (the “Proxy Statement”).

The proposals (i) to approve the re-appointment of the applicable nominee for re-appointment as a director, namely each of Dr. Eric Rowinsky and Mr. Ido Agmon, to serve as a director of the Company in the first class of directors until the 2022 annual meeting of shareholders of the Company, as set forth under Proposal 3 in the Proxy Statement; and (ii) to approve the terms of office and employment of Dr. Eric Rowinsky, the Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement, were each approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

Each of Mr. Arieh Weber and Dr. Gil Ben-Menachem completed their respective terms as directors at the Meeting. Dr. Ben-Menachem will continue to serve as our vice president of business development.

Forward-Looking Statements and Registrant’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

This Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333- 333-235327).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

December 23, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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